

Mail Stop 4546

October 7, 2016

Via E-mail
Mr. Juan Ramon Alaix
Chief Executive Officer
Zoetis, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

Re: Zoetis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K
Filed on August 3, 2016
File No. 001-35797

Dear Mr. Alaix:

We have limited our review to only your financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible, when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-K for the years ended December 31, 2015
Exhibits 31.1 and 31.2

1. The introductory statement in paragraph 4 of the certifications should reference your internal controls pursuant to Rule 601(b)(31) of Regulation S-K. Please confirm that you will revise your Exhibits in your periodic reports, beginning with your Form 10-Q for the nine months ended September 30, 2016.

Form 8-K filed on August 3, 2016
Exhibit 99.1, page 7

2. Your presentation of a full non-GAAP income statement on pages 7-8 and your presentations on pages 12-14 appear inconsistent with Question 102.10 of the Compliance & Disclosure Interpretation issued on May 17, 2016. Please confirm that you will revise accordingly in your future earnings releases.

Mr. Juan Ramon Alaix
Zoetis, Inc.
October 7, 2016

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants, Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance